UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On February 24, 2022, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that as of today, (A) the Chief Executive Officer’s Report, the 2021 Consolidated Financial Statements, the 2021 Individual Financial Statements, the Board of Directors’ Report, the Board of Directors’ Opinion to the Chief Executive Officer’s Report, the Audit Committee’s Report, the Corporate Practices and Finance Committee’s Report, the Sustainability Committee’s Report, the Accounting Policies and Guidelines’ Report, the Report on the Revision of the Tax Situation, the Proposal for Allocation of Profits of the Year Ended 2021, the Proposal to set the Monetary Reserve for Share Buybacks, the Proposals to Designate, on an Individual Basis, the Members, President and Secretary of CEMEX’s Board of Directors, Audit Committee, Corporate Practices and Finance Committee, and Sustainability Committee, the Proposal for the Compensation to be paid to the Members of CEMEX’s Board of Directors, Audit Committee, Corporate Practices and Finance Committee, and Sustainability Committee, and the Proposal to Designate the Person or Persons in charge of Formalizing the Resolutions adopted at the Ordinary General Shareholders Meeting, all of which are subject to approval by CEMEX’s shareholders at the Ordinary General Shareholders Meeting to be held on March 24, 2022, as well as the Chairman of the Board of Directors’ Report to the Shareholders’ Meeting, the Number of Meetings of the Board of Directors held in 2021 and Attendance Per Meeting, the Number of Audit Committee Meetings held in 2021 and Attendance Per Meeting, the Number of Corporate Practices and Finance Committee Meetings held in 2021 and Attendance Per Meeting, the Number of Sustainability Committee Meetings held in 2021 and Attendance Per Meeting, the Gross Total Compensation Paid to Each Member of the Board of Directors during 2021, the Description of the Current Responsibilities of each of the Audit, Corporate Practices and Finance (which, among others, performs the functions of a Nomination and Compensation Committee), and Sustainability Committees, and the Resolutions and Voting Results Adopted at CEMEX, S.A.B. de C.V.’S Ordinary General Shareholders Meeting, held on March 25, 2021, and (B) the Proposal to Specify CEMEX’s Corporate Purpose and the Activities that CEMEX may perform in order to fulfil its Corporate Purpose, consequently amending Article 2 of CEMEX’s By-Laws (including the actual proposed changes to the By-Laws); and, in the event of approval, the authorization to proceed with the certification of the restated By-Laws, the Proposal to Designate the Person or Persons in charge of formalizing the resolutions adopted at the Extraordinary General Shareholders Meeting, both subject to approval by CEMEX’s shareholders at the Extraordinary General Shareholders Meeting to be held on March 24, 2022, as well as the Resolutions and Voting Results Adopted at CEMEX, S.A.B. de C.V.’S Extraordinary General Shareholders Meeting, held on March 25, 2021, are all available to shareholders on CEMEX’s website at the following link:

https://www.cemex.com/-/ordinary-and-extraordinary-general-shareholders-meetings-2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: February 24, 2022	By:	/s/ Rafael Garza Lozano
Name: Rafael Garza Lozano
Title: Chief Comptroller